

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2024

Kanishka Roy
Chief Executive Officer
Plum Acquisition Corp. I
2021 Fillmore St. #2089
San Francisco, California 94115

   Re: Plum Acquisition Corp. I
     Registration Statement on Form S-4
     Filed January 5, 2024
     File No. 333-276411

Dear Kanishka Roy:

  We have reviewed your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-4 filed January 5, 2024

Cover page

1. Disclosure on page 242 states that you will be a "controlled company" under Nasdaq listing standards. Please revise to include disclosure on your cover page highlighting the combined company's status as a "controlled company" under the Nasdaq listing standards, including disclosure of the individual or group who will be deemed to have control and their anticipated ownership of the company following the business combination. Additionally, please include and cross-reference risk factor disclosure and a longer discussion of the exemptions available to you as a "controlled company."

Summary of the Proxy Statement/Prospectus
Veea, page 2

2. Please revise your disclosures to state, if true, that revenue has been immaterial for all periods presented and that any revenue shown represents revenue earned on paid pilots for field trials of your products, consistent with your disclosures on page 227. Further,

disclose the amount of revenue generated and net loss incurred for each period presented. Similar revisions should be made on pages 211 and 225.

Interests of Plum's Directors and Executive Officers in the Business Combination, page 15

3. Please revise your discussion of the Sponsor's interest to include the loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

4. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Risk Factors
Plum's Initial Shareholders, Veea, Plum's directors, ... may elect to purchase Public Shares prior to the consummation..., page 65

5. We note that in connection with the stockholder vote to approve the Business Combination, the Sponsor, directors, officers or advisors or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed. Please provide your analysis on how such purchases comply with Exchange Act Rule 14e-5. Consider Question 166.01 of our Tender Offers and Schedules Compliance and Disclosure Interpretations.

Business Combination Proposal, page 129

6. You disclose projected 2024 sales of approximately 42,000 VeeaHub units at an average price per unit of $1,100, or approximately $46 million in sales. Given revenues of $40,359 for the 9 months ended September 30, 2023 and $224,052 for the fiscal year ended December 31, 2022, please expand your disclosure to address why the change in trends is appropriate and explain how your assumptions are reasonable.

   Make similar revisions to your discussion of projected gross margin. We note you project a gross margin of 30% – 40% from sales of VeeaHubs®, and 60 – 80% for license and data subscriptions. Explain whether the projections are in line with historic operating trends. If not, the disclosure should address why the change in trends is appropriate and why the assumptions are reasonable.

Unaudited Pro Forma Condensed Combined Financial Information
Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2023, page 185

7. We note adjustment "I" assumes receipt of $30 million in cash anticipated upon the sale of New Financing Securities, however, you also note Veea has raised approximately $20 million as of December 31, 2023. Further, you disclose on page 182 that $18 million has

been raised under the New Financing Securities. Please revise here and throughout your filing to only reflect the actual amount that has been raised to date. Also, revise the other related disclosures throughout to address the apparent inconsistency between the $18 million and $20 million.

Note 6 - Adjustments and Reclassifications to Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31,2022, page 186

8. You disclose adjustment "DD" reflects the amortization of the debt discount related to the Subscription Agreements; however, the adjustment is included on the line labeled, "Change in fair value of subscription liability" on page 180. Please advise. Also, tell us why this adjustment is included in the December 31, 2022 period. In this regard, it would appear to represent the removal of the amortization and change in fair value of the subscription liability and should therefore be reflected in the September 30, 2023 period.

Veea's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 227

9. Please revise to remove the presentation and discussion of results for the three months ended September 30, 2023 and 2022, to be consistent with the periods presented in the financial statements.

Liquidity and Capital Resources, page 231

10. Please revise to state whether as of the most recent balance sheet date, your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not, disclose how long you will be able to continue to fund your operations using current available cash resources. Refer to FRC 501.03(a) and Section IV of SEC Release 33-8350.

Plum Acquisition Corp. I
Notes to the Unaudited Condensed Consolidated Financial Statements
Note 2 - Significant Accounting Policies
Subscription Agreement, page F-13

11. You disclose that you recorded the fair value of the subscription liability and the related expense for the subscription agreement. Please tell us how you initially recorded these transactions, the subsequent accounting for the fair value of the subscription liability and other related amounts, such as the debt discount, as well as how you intend to account for the settlement of the liability and related balances. As part of our response, include references and analysis of the specific accounting literature followed or that you intend to follow.

Note 5 - Related Party Transactions
Subscription Agreement, page F-18

12.   Please revise to clearly disclose the total amounts of cash the Investor has paid to the Sponsor, the amounts the Sponsor has paid to the company, the amounts outstanding under the "Convertible Promissory Notes" issued on March 17, 2023 and July 25, 2023, and the number of shares the Sponsor will transfer at the Closing of the Business Combination, as of the balance sheet date. Ensure the amounts and numbers are consistent with information disclosed elsewhere, such as in Note 8 and in the pro forma financial information and adjustments. Similar clarifications should be made in the Subsequent Events Note on page F-32, as needed, to be consistent with other disclosures.

Veea Inc. and Subsidiaries
Consolidated Balance Sheets
As of September 30, 2023 and 2022, page F-57

13.   Please revise to include the balance sheet as of December 31, 2022. Further, the balance sheet as of September 30, 2022 need not be provided unless it is necessary for an understanding of the impact of seasonal changes on the company's financial condition. Please explain to us why such period is included or consider removing. Refer to Rule 10-01(c)(1) of Regulation S-X.

Notes to Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
Revenue Recognition, page F-63

14.   Revise to clarify, if true, that all the revenue recorded represents revenue earned on paid pilots for field trials of your products, consistent with your disclosures on page 227. Similar clarification should also be made on page F-90, if true.

Note 10 - Other Income, page F-75

15.   We note you classified amounts received for the license of AdEdge and reimbursement of expenses incurred by the company in connection with the design development and testing of AdEdge as other income. Please tell us the accounting guidance you considered in determining the classification. In this regard, based on your disclosures on pages 212 and 216, it would appear this platform could be considered part of the offerings you have or will make available to customers. Further, we note you disclose this is not "core" to your sales activity. If true, tell us whether or how this platform will be used as part of your operations.

Annex K, page K-3

16.   Please file the representation letter with forecasted financial information of Veea prepared by Target Management (the "Forecast") set forth in a letter, dated December 21, 2023

referenced in the Fairness opinion.

17.   On page 129, you disclose that "Houlihan Capital concluded that, as of the date of the Opinion and based upon and subject to the assumptions, conditions and limitations set forth in the written Opinion, the consideration to be issued, paid or exchanged to Plum's shareholders in the Business Combination is fair from a financial point of view to Plum's shareholders **and** the Business Combination is fair from a financial point of view to Plum's shareholders that are unaffiliated with Plum's Sponsor" (emphasis added). However, the opinion provided in Annex K appears to only opine on the fairness of the transaction to Unaffiliated Shareholders (in other words, it does not appear to separately opine on the fairness of the transaction to all Plum shareholders). Please revise your discussions of the fairness opinion to clarify whether the opinion does opine on the fairness of the transaction to all Plum shareholders, and if it does, please highlight in your response the corresponding language in the opinion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Crandall